ENERGY TRANSFER PARTNERS, L.P.

3738 Oak Lawn Avenue

Dallas, Texas 75219

July 28, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:	Energy Transfer Partners, L.P.
Registration Statement on Form S-4 (as amended)
File No. 333- 196498

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Energy Transfer Partners, L.P. (“ETP”) respectfully requests acceleration of the effective date of the above-captioned Registration Statement to 3:00 p.m., Washington, D.C. time, on July 30, 2014, or as soon as practicable thereafter.

ETP hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve ETP from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	ETP may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENERGY TRANSFER PARTNERS, L.P.

By:	/s/ Thomas P. Mason
Thomas P. Mason
Senior Vice President, General Counsel
and Secretary

cc:	E.V. Bonner, Jr., Susser Holdings Corporation
W. Matthew Strock, Vinson & Elkins L.L.P.
Lande A. Spottswood, Vinson & Elkins L.L.P.
Jay Tabor, Gibson, Dunn & Crutcher LLP